Exhibit 99.1

PRELIMINARY ECONOMIC ASSESSMENT OF ENTRÉE GOLD’S ANN MASON
GENERATES $1.11 BILLION NPV OVER 24 YEAR INITIAL MINE LIFE

Vancouver, B.C., October 24, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") today announced that it has received the results of a positive Preliminary Economic Assessment (“PEA”) for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada (“Ann Mason” or the “Project”).  The Project is expected to yield a base case (“Base Case”), pre-tax, 7.5% net present value ("NPV7.5") of $1.11 billion and an internal rate of return ("IRR") of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz, respectively.  Using October 15, 2012 spot commodity prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22/oz silver (“Spot Case”), the pre-tax NPV7.5 and IRR increase to $2.54 billion and 22.9%, respectively.

The PEA envisions an open pit and conventional sulphide flotation milling operation with an initial 24 year mine life.  Over the life of mine (“LOM”), the Project is estimated to produce an annual average of 214 million pounds of copper at total cash costs per pound sold, net of by-product sales, of $1.46 per pound copper.

PEA Highlights

•
Base Case, pre-tax NPV7.5 of $1.11 billion, IRR of 14.8%, and payback of 5.6 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (Table 1 below).

•
Spot Case, pre-tax NPV7.5 increases to $2.54 billion, with an IRR of 22.9%, and payback of 3.8 years, based on October 15, 2012 spot metal prices of $3.71/lb copper, $10.43/lb molybdenum, $1,736/oz gold and $33.22 /oz silver (Table 1 below).

•	Development capital costs of approximately $1.28 billion, including contingency.
•	Average cash costs (net of by-product sales) of $1.46/lb copper (see Non-U.S. GAAP Performance Measurement below).
•	Net annual undiscounted cash flow over the LOM is approximately $227 million per year.
•	100,000 tonnes per day (“tpd”) conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.
•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.
•	LOM strip ratio of 2.16:1 waste to mineralized material.
•	LOM average copper recovery of 93.5%.
•	Clean copper concentrate grading 30%.

The Base Case discounted cash flows in the PEA are pre-tax, and are prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.  The PEA was completed by AGP Mining Consultants ("AGP"), an independent Canadian-based engineering firm.  Unless otherwise noted, a reference to “$” in this news release is to United States currency.  Due to rounding, some of the totals in the tables in this news release may not sum exactly.  The following table summarizes the main economic outputs of the discounted cash flow.

Table 1. Summary of Ann Mason PEA key financial outputs.

		Low Case	Base Case	High Case	Spot Case
					(Oct 15/2012)
Copper	$/lb	$2.75	$3.00	$3.25	$3.71
Molybdenum	$/lb	$13.50	$13.50	$13.50	$10.43
Silver	$/oz	$15	$22	$26	$33.22
Gold	$/oz	$1,100	$1,200	$1,300	$1,736
NPV (5%)	$ Million	$1,223	$1,918	$2,602	$3,846
NPV (7.5%)	$ Million	$589	$1,106	$1,614	$2,538
NPV (10%)	$ Million	$182	$576	$964	$1,669
IRR		11.6%	14.8%	17.8%	22.9%
Payback Period	Years	7.1	5.6	4.7	3.8
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	$15,600	$17,000	$19,500

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Greg Crowe, President and CEO commented, "This Preliminary Economic Assessment on Ann Mason is an important milestone in the evolution of Entrée.  The results clearly illustrate the potential of our 100% owned, large tonnage, copper-molybdenum porphyry deposit.  The PEA will assist us in advancing the Project towards development, while giving us the flexibility to consider various options, including a strategic partnership on Ann Mason.

Importantly, Ann Mason is located within the low-risk, mining friendly state of Nevada, in a historic copper camp where there is strong local community support for mining.  With resource nationalism on the rise, it is a real advantage to have an advanced property in Nevada, where clear guidelines and a fair process facilitate the timely development of mining projects.

Our next step will be to move towards Pre-Feasibility on Ann Mason.  Future work will include additional drilling, particularly to the north and west, to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio.  The high percentage of indicated resources in the current PEA pit could reduce the amount of drilling required to proceed to Pre-Feasibility.  In addition,  we have a land package that covers just over eight thousand hectares, and have already identified several other highly prospective exploration targets on the Ann Mason Project property that warrant additional work, including surface copper oxide showings and untested geophysical anomalies.  The deposit remains open in several directions, and we are finalizing a resource estimate for the Blue Hill oxide-copper target, 1.5 kilometres northwest of Ann Mason.”

Mining Operation

Open pit mine design and scheduling at Ann Mason has provided the framework for a mining operation that will be developed through five phases over a 24 year period, at a mill feed rate of 100,000 tpd.  Mining will use conventional rotary drilling, blasting and loading with large cable shovels and 360-tonne trucks.  The open pit mine is estimated to contain 562.2 million tonnes (“Mt”) of indicated material, or 67% of the total plant feed.  An additional 274.2 Mt of inferred material will also be directed to the mill or 33% of the total plant feed.  The LOM waste to mineralization strip ratio is 2.16:1.  Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in the porphyry mineralization.  The high ratio of indicated to inferred material in the process feed emphasizes the high quality of the resource base used for the PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level. The LOM mill feed grade averages 0.31% copper, 0.004% molybdenum, 0.03 grams per tonne (“g/t”) gold and 0.58 g/t silver.

Processing and Metallurgy

The proposed process plant is sized at 100,000 tpd of mill feed and will consist of conventional unit operations including gyratory crushing, SAG and ball mill grinding, rougher flotation, concentrate regrinding, cleaner flotation, concentrate filtration, and tailings thickening.

Metallurgical testing has been completed on samples of drill core at Metcon Research in Tucson, Arizona. The work was done on four separate composites representing the two main mineralogical domains, and consisted of mineralogical characterisation, grindability testing, and batch and locked cycle flotation testing.  Preliminary grindability work has established that the feed material is of moderate hardness, with a Bond Ball Work Index of 15.7 kilowatt-hours per tonne and an Abrasion Index of 0.283. Locked cycle flotation testing has demonstrated that a simple flotation flow sheet with moderate grinds, two stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no penalty elements identified.  Payable by-product levels of gold and silver are present in the copper concentrates.

Metallurgical predictions of 93.5% copper recovery to a concentrate grading 30% copper are based on average values (last four cycles) from locked cycle test data on the main zone composites, as summarized in Table 2 below.

Table 2.  Summary of Ann Mason PEA metallurgical results.

Domains	Concentrate Grade				Recovery (%)
	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	Cu	Mo	Ag	Au
Chalcopyrite-Bornite	35.8	1.15	69	3.80	93.7	76.9	70.3	78.2
Chalcopyrite	26.7	0.69	22	1.03	93.5	65.8	38.8	44.7

The potential for producing a separate molybdenum concentrate has also been investigated, but larger scale testing is required in order to generate grade and recovery estimates, as a consequence of the low sample head grade.  An estimated molybdenum recovery of 50% is based on early-stage separation testwork.

Capital Costs

The pre-production capital cost estimate includes the open pit mine capital, a 100,000 tpd processing plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner’s and indirect costs and contingency.  The sustaining capital cost includes LOM replacement of mine and other equipment, tailings expansions, infrastructure upgrades and reclamation costs. Initial capital and sustaining capital costs are summarized below in Table 3.

Table 3. Summary of Ann Mason PEA capital cost estimates.

	Capital Cost ($ Millions)
Category	Pre-Production and Year 1 Capital	Sustaining Capital (Years 2-24)	Total Capital
Open Pit	$358	$371	$730
Processing	$422	$4	$426
Infrastructure	$181	$24	$205
Environmental	$2	$74	$75
Owner’s and Indirect Costs	$194	$44	$238
Contingency	$127	$44	$172
Total	$1,283	$562	$1,845

Operating Costs

Total LOM mine operating costs for the Project are expected to be $3.82/tonne of mill feed or $1.18/tonne total material (mill feed plus waste).  LOM copper cash costs are $1.66/lb, or $1.46/lb net of by-product (molybdenum, gold and silver) credits.  Table 4 below shows a sum of all operating cost categories on a cost per tonne of mill feed basis over the total tonnage.

Table 4. Summary of Ann Mason PEA operating cost estimates.

	Operating Costs
Category	$/tonne Mill Feed	$/tonne Cu Concentrate
Mining (mill feed and waste)	3.82	---
Processing	5.13	---
G&A	0.34	---
Subtotal On-Site Costs	9.29	---
Transportation, Port Costs, Shipping	---	88.00

PEA Mineral Resources

Entrée contracted Quantitative Group Pty Ltd (“QG”) based in Perth, Australia to prepare an updated mineral resource estimate for Ann Mason.  The current resource estimate is contained within a  constraining Lerchs-Grossmann (“LG”) pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes.  The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated.  At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an indicated mineral resource of 1.14 billion tonnes (“Bt”) at 0.33% copper and 0.006% molybdenum and an inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum.  By-product levels of gold and silver were also estimated, and are shown in Table 5.  The mineral resource estimate is CIM 2010 compliant and prepared in accordance with NI 43-101.

Table 5. Ann Mason Pit-Constrained Mineral Resources (S. Jackson, August 14, 2012).

Cut-off (% Cu)	Indicated
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	Inferred
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Note:
1.	The mineral resource estimate has an effective date of August 14, 2012 and was prepared by Scott Jackson, F.AusIMM from QG.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the mineral resources previously reported in March 2012 are not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate.  Further exploration may bring a portion of this additional mineralization into a resource category.

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar but smaller domain was built for molybdenum using a 0.005% threshold.
•	Assays were composited to 5 metres in line.
•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.
•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.
•	Estimation of 40 x 40 x 15 metre blocks was by Ordinary Kriging.
•
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and a Kriging model was built.  In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

o	Indicated: Material inside the 0.15% copper domain, with a spacing of approximately 100 x 75 metres or less and a slope of regression (a measure of conditional bias) above 0.7.
o	Inferred: Material inside the 0.15% copper domain with a spacing of greater than 100 metres but less than 175 metres (i.e. the rest of the copper domain).
o	Not Classified: All material outside the 0.15% copper domain or below the economic pit shell.

The current Ann Mason mineral resource has been constrained by an LG economic pit shell by AGP, using the following parameters:

•	3-year trailing average gross metal values of $3.61/lb copper, $14.94/lb molybdenum, $1,425/oz gold, and $27.91/oz silver.
•	Metallurgical recoveries of 92% copper, 50% molybdenum, 50% gold and 55% silver.
•	Mining costs: $1.09/tonne base cost to the 1605 metre level then increasing by $0.02/tonne/15 metres bench below that level.
•	Process and general management and administration (“G&A”) costs of $6.12/tonne ($5.82/tonne process plus $0.30/tonne G&A).
•	Pit slopes of 52 degrees in the volcanic rock and 44 degrees in the porphyry mineralization.

Near Term Development and Exploration Plans

With the completion of a positive PEA study, Entrée now expects to advance to a Pre-Feasibility level on the Project.  Future work will include additional drilling, particularly to the north and west of the Ann Mason deposit to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio.  In addition to the exploration potential, further work aimed at reducing the Base Case economic cut-off has the potential to convert existing waste material in the PEA plan into mill feed. Continued strength in metal prices and enhancements in recoveries can assist in lowering the mill cut-off and have the potential to provide more tonnage for mining.  This will be reviewed as the Project progresses to the Pre-Feasibility study stage.

Several other high-priority targets on the Ann Mason Project property require further exploration and development.  These include the Blue Hill, Roulette and Blackjack (induced polarization (“IP”) and copper-oxide) targets and the Minnesota copper skarn target.  In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing.  The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

On the near-surface Blue Hill oxide target (1.5 kilometres northwest of the Ann Mason deposit), copper oxide mineralization extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast.  Drilling of the underlying sulphide target remains sparse, but has identified a target more than one kilometre in width which remains open in most directions with potential for expansion.  Blue Hill has not been incorporated into the current PEA study, however, an initial mineral resource estimate is being finalized and will be released shortly.

Non-U.S. GAAP Performance Measurement

"Cash Costs" is a non-U.S. GAAP Performance Measurement.  This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America.  This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

PEA PREPARATION and QUALIFIED PERSONS

The PEA was completed independently by AGP Mining Consultants Inc. (“AGP”), Toronto and Quantitative Group Pty Ltd (“QG”), Perth, Australia.  The information in this news release that relates to the PEA was prepared by: Scott Jackson, F.AusIMM, Principal of QG; Gordon Zurowski, P.Eng., Principal Mining Engineer (AGP); and Lyn Jones, P.Eng., Senior Associate Metallurgist (AGP).

Robert Cinits, P.Geo., Director, Technical Services with Entrée, a Qualified Person as defined by NI 43-101, approved this news release.

A NI 43-101 compliant Technical Report, supporting the PEA and updated mineral resource estimate ("PEA Report") will be filed on SEDAR within 45 days.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by a premier mining company – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts a sizeable copper and molybdenum porphyry deposit within the rejuvenated Yerington copper camp.  Based on the PEA announced in October, 2012, the Ann Mason Project is expected to yield a Base Case pre-tax, 7.5% net present value of $1.11 billion and an internal rate of return of 14.8%, using assumed copper, molybdenum, gold and silver prices of $3.00/lb, $13.50/lb, $1,200/oz and $22/oz.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the estimation of mineral resources, the realization of mineral resource estimates, future mineral production, costs of production and capital expenditures, the availability of project financing, potential size of a mineralized zone, potential expansion of mineralization, the timing and results of future resource estimates, potential type(s) of mining operation, amount or timing of proposed production figures,  permitting timelines, government regulation of exploration and mining operations, potential metallurgical recoveries and grades, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parametres as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the Securities Exchange Commission’s Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.